# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Platinum Analytics Cayman Ltd, CIK 0002053033
CUSIP: G71264108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 60 ANSON ROAD, 17-01, MAPLETREE, Singapore (U0), 079914
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086423

## Reporting persons
- Huiyi Zheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,286,243; shared voting power 0; sole dispositive power 5,286,243; shared dispositive power 0; aggregate amount beneficially owned 5,286,243 (29.27% of the class)
  Comment: The aggregate amount beneficially owned constitutes Class B Ordinary Shares of the Company that are convertible into Class A Ordinary Shares by the holder referenced herein at any time.

## Item 1. Issuer
Name of issuer: Platinum Analytics Cayman Ltd
Address of issuer's principal executive offices: 60 Anson Road, 17-01, Mapletree, Singapore, 079914

## Item 2. Person Filing
Name of person filing: Huiyi Zheng
Address of principal business office or, if none, residence: 60 Anson Road, 17-01, Mapletree, Singapore 079914
Citizenship: Chinese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,286,243
Percent of class: 29.27%
Sole power to vote or to direct the vote: 5,286,243
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,286,243
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Huiyi Zheng: /s/ Huiyi Zheng, Huiyi Zheng (09/26/2025)